UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2017

Commission File No.: 333-159793-01

TELESAT CANADA

(formerly Telesat Holdings Inc.)

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Preliminary 2016 Financial Results

Although Telesat Canada (Telesat) has not yet finalized the accounting of its results for the three and twelve month periods ended December 31, 2016, Telesat expects to announce the results outlined below.  All amounts are in Canadian dollars.  See “Cautionary Statements Relating To Preliminary Estimates” for additional information relating to the preliminary results discussed below.

•	Telesat expects revenues and Adjusted EBITDA for the quarter ending December 31, 2016 to be approximately $240 million and $194 million, respectively;
•	Telesat expects revenues and Adjusted EBITDA for the full 2016 year to be approximately $931 million and $763 million, respectively; and
•	Telesat expects capital expenditures for satellites and other property additions for the full 2016 year to be approximately $286 million including additions to intangible assets.

Telesat’s preliminary results are being released in connection with potential debt refinancing transactions.

Cautionary Statements Relating to Preliminary Estimates

These figures reflect Telesat’s preliminary estimate of its unaudited quarterly and annual results as of and for the three and twelve month periods ended December 31, 2016. They are made only as of the date of this news release, are not final results and are subject to change. Telesat has not completed its normal quarterly and annual review procedures for the three and twelve month periods ended December 31, 2016. Deloitte LLP, Telesat’s auditors, have not examined or performed any procedures with respect to the financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for or any association with the financial information. There can be no assurance that the final results for these periods will not differ from these estimates. Any such differences could be material. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. Full financial statements for this period will be filed on or about March 2, 2017. In addition, these preliminary results of operations are not necessarily indicative of the results to be achieved for any future period.

Forward-Looking Statements Safe Harbor

The above contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words “expects”, “preliminary”, and “estimates”, or other variations of these words or other similar expressions, are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA

Date: January 19, 2017	By:	/s/ CHRISTOPHER S. DIFRANCESCO
		Name:	Christopher S. DiFrancesco
		Title:	Vice President, General Counsel and Secretary

3